AIMS WORLDWIDE

Washington, D.C.   Tampa   Orlando

AIMS Interactive, Inc.        Prime Time Broadband       Harrell, Woodcock, & Linkletter

June 13, 2006

David R. Humphrey, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:

AIMS Worldwide, Inc.

Commission File Number: 333-86711

Dear Mr. Humphrey:

We received your letter dated May 30, 2006 and have responded to each of the comments.  Please note that on January 26, 2006, AIMS Worldwide, Inc., applied for and subsequently withdrew our Registration Statement on Form SB-2 filed October 31, 2005.

For your convenience, the body of your correspondence is reproduced herein and is followed by our responses to each question.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

May 30, 2006

Via US Mail and Facsimile

Mr. Patrick J. Summers

Chief Financial Officer

AIMS Worldwide, Inc.

10400 Eaton Place #450

Fairfax, VA 22030

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31,2004

Form 10-QSB for the quarterly period ended June 30,2005

Commission File Number: 333-86711

Dear Mr. Summers:

We have reviewed your October 13, 2005 response letter and have the following comments. Please note these comments were included in our December 13, 2005 letter to yon related to your SB-2 filed October 31, 2005. As these comments relate to both the December 31, 2004 10-KSB and the aforementioned Form SB-2, they must be resolved to clear both filings. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Patrick J. Summers, CFO and Controller

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

Management's Discussion and Analysis

Results of Operations, page 23

1.

Your narrative discussions should be significantly enhanced to comply with Item 303 (b) of Regulation S-B and Release No. 33-8350. We believe that the purpose of MD&A is to provide a narrative explanation of your financial statements that enables investors to see the company through the eyes of management. Your current discussions appear to simply repeat numerical information that may easily be derived from the income statement. Please revise these discussions to clearly explain the reasons for changes in financial statement line items and to disclose management's view of the implications and significance of these changes. For example, please refer to your discussions of operations for the three and nine month periods ended September 30, 2005 and 2004, as presented in your most recently filed Form 10-QSB. Explain when and why revenues from related parties ceased and whether they are expected to resume in the future. Describe the significant components of revenue earned during each period presented. Explain the extent to which increased revenues are the result of new products or services, price increases, additional customers or other factors. Describe your current activities in the areas of Media Properties and Consulting Services. Describe the services you offer in each of these segments and indicate when you expect to begin earning related revenues. Discuss the nature and amount of the costs associated with each of your activities. Explain why there is a cost of sales figure recorded in fiscal 2005 and identify the cost components of this figure. You indicate that you hold profit participations as a result of your acquisition of ATB. Quantify the amounts earned on these arrangements to date and indicate whether, when and how you expect them to increase. Address the reasons for the variances in general and administrative expenses. Discuss the nature of your earnings from equity investees. Your revised narratives should include but should not be limited to, the foregoing matters. Your discussions of Operating Results for the most recent two fiscal years should be similarly expanded.

We understand and appreciate your comment that we should expand and enhance the narrative explanation included in the MD&A to improve information provided to investors.  We integrated this comment in preparation of our recent filing on Form 10-KSB for the year ended December 31, 2005 and believe we have complied with this guidance.

2.

Please expand your MD&A discussion to also include a discussion of Critical Accounting Policies and Estimates, Refer to the above referenced release for guidance.

We integrated this comment to include a discussion of Critical Accounting Policies and Estimates in preparation of our recent filing on Form 10-KSB for the year ended December 31, 2005 and believe we have complied with this guidance.

Patrick J. Summers, CFO and Controller

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

Financial Statements

Consolidated Statements of Income, page 43

3.

We note that you have included compensation expense paid in common stock in a separate line item on the face of your income statement. We generally view compensation of this kind as comparable, in substance, to other forms of compensation. That is, it differs only in form. For this reason, we generally believe that the charge should be allocated to the appropriate expense categories on the face of the income statement. Alternatively, you may disclose this allocation parenthetically on the face of the income statement. Please note that if any portion of this charge is attributable to cost of sales, that portion of the charge should be disclosed in the cost of sales section of the income statement and considered in your computation of gross profit. Please revise your presentation as appropriate.

We integrated this comment that any compensation paid in common stock should be allocated to the appropriate expense category on the face of the income statement in preparation of our recent filing on Form 10-KSB for the year ended December 31, 2005 and believe we have complied with this guidance.

Note 1: Organization. Basis of Presentation and Significant Accounting Policies Revenue Recognition, page 48

4.

We note your reference to EITF 99-19. Please supplementally describe the terms of the arrangement and individually address the applicability of each of the indicators specified in paragraphs 7 through 17 of the previously referenced EITF. In addition, please supplementally quantify the amounts involved, in full and at gross, for each period presented. It appears that this arrangement has not continued in fiscal 2005 as we note no related party revenues in the interim period to date. Please advise.

The arrangement in question required us to provide marketing and promotion activities to a non-profit organization under a 'cost plus' fee arrangement.  The term of the agreement ended in the third quarter of 2004, has not been renewed and is not expected to be renewed.  During 2004, we received $131,463 of related party revenue from this arrangement and we received $303,100 of reimbursements from this arrangement that we credited to expense and did not report as revenue.  This agreement ended in the third quarter of 2004, so 2005 was not affected.

We analyze the Indicators of Gross and Net Revenue Reporting as follows and determined that net revenue reporting was proper:

Paragraph 7.  The company is the primary obligor in the arrangement - this is a shared responsibility, since our officers were also officers of the customer and made determinations of activity and success for both entities.  We believe this item indicates net revenue reporting.

Paragraph 8. The company has general inventory risk - this item does not apply since we did not provide inventory.

Paragraph 9.  The company has latitude in establishing price - the agreement provided a cost plus fee arrangement that we believe indicates net revenue reporting.

Patrick J. Summers, CFO and Controller

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

Paragraph 10.  The company changes the product or performs part of the service. – we did not provide products and the services we provided were managerial and administrative.  We believe this indicates net revenue reporting.

Paragraph 11.  The company has discretion in supplier selection – we believe this item is neutral since our officers were also officers of the customer.  Any decisions are made jointly.

Paragraph 12.  The company is involved in the determination of product or service specifications - we believe this item is neutral since our officers were also officers of the customer.  Any decisions are made jointly.

Paragraph 13.  The company has physical loss inventory risk - this item does not apply since we did not provide inventory.

Paragraph 14.  The company has credit risk – this item indicates gross reporting, but is mitigated by the joint decision making with the related customer.

Paragraph 15.  The supplier is the primary obligor in the arrangement – we had multiple suppliers so this item indicates gross reporting.

Paragraph 16.  The amount the company earns is fixed – the agreement provided that we earned a stated percentage of billings so this item indicates net billing.

Paragraph 17.  The supplier has credit risk – we had multiple suppliers so this item indicates gross reporting, however we believe this is not a material item because of the limited credit risk we had overall.

Note 3: Related Party Transactions, page 51

5.

You state that the acquisition of ATB constituted a combination of entities under common control. Accordingly, you appropriately accounted for this transaction at historical cost. However, we would generally also expect the financial statements of the previously separate companies for periods prior to the combination to be restated on a combined basis using "as-if pooling-of interests" accounting. An exception to this rule occurs only for those periods prior to the date that common control was established.  It is unclear from your present disclosure whether and how you have complied with this guidance.  Please supplementally tell us the date that common control of the two separate entities was originally established.  Also tell us the date as of which you combined the financial statements of the previously separate entities.  The footnotes to the financial statements should be expanded to clarify these matters as well.  We may have further comments upon review of your response.

Common control was established at our inception in 2002.  We combined the financial statements of AIMS and ATB effective April 19, 2004 when we completed the acquisition of ATB.  Operations of ATB in recent years had been substantially limited to maintaining the entity and accruing interest on notes and loans payable.  Approximately $100,000 in interest expense had been accrued in 2004 prior to the acquisition.  We believe this treatment to be materially correct in relation to the approximately $3 million operating loss for the year.  We will expand the footnotes in future filings to clarify these matters as well.

Patrick J. Summers, CFO and Controller

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

6.

As a related matter, refer to response 5 of your letter dated October 10, 2005. You state that the disclosures relating to advances and investment write-offs "are not clearly written." Please revise these disclosures to clarify them. In this regard, please supplementally reconcile the $1,010,573 in advances and the $201,659 in investments to the charge-offs of these same amounts in the income statement and the statement of cash flows. Tell us the date or dates of each individual component of these charge-offs and explain where they appear in the historical financial statements.

Over several years before we acquired ATB in April 2004, ATB had advanced approximately $988,000 for the purchase and operation of certain radio stations, the recovery of which is dependent on the successful operation or liquidation of such stations.  Because of this uncertainty, this balance, along with an additional approximately $22,000, was written off in 2004.  Any future recovery of these assets will be recorded in income when received.  In addition, prior to our acquisition of ATB in 2004, ATB had made investments in two separate additional activities that had been written off prior to our acquisition.  An investment of $116,000 in Group One Broadcasting, Inc. had been written off in 2003, and an investment of $85,659 in UCI Webb Group, Inc had been written off in 2002.  Any future recovery of these assets will be recorded in income when received.

Note 2: Acquisition of Subsidiaries, page 50

7.

It appears that historical financial statements and pro forma financial information are required in connection with your recent material acquisition. Please revise accordingly or supplementally advise us why you do not believe Item 310 (c) of Regulation S-B applies. Please note that any auditors whose reports you include in your registration statement must be identified as experts and their consents must be included as exhibits to that filing.

We believe we complied with Item 310 (c) of Regulation S-B when historical financial information and pro forma financial information required in connection with the recent acquisition of Prime Time Cable was furnished in Form 8-K/A on October 7, 2005.  In addition, pro forma information was included in notes to the financial statements filed with our Form 10-KSB for the year ended December 31, 2005.  Please note that on January 26, 2006, we applied for withdrawal of the Registration Statement on Form SB-2 filed October 31, 2005.

We understand that any accountants whose reports we include in our registration statement must be identified as experts and their consents must be included as exhibits to that filing.  We will obtain appropriate consent if we refile the registration statement.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Patrick J. Summers, CFO and Controller

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that; the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

Branch Chief

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Please contact me with any further questions you may have.

Sincerely,

/s/ Patrick J. Summers

Patrick J. Summers

CFO and Controller

Patrick J. Summers, CFO and Controller

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2254 / FAX 703-621-3870 / PSummers@AIMSWorldwide.com